UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 1, 2022, Global Blue Group Holding AG (the “Company”) held its annual general meeting at the offices of Niederer Kraft Frey Ltd at Bahnhofstrasse 53, Zurich 8001, Switzerland.

Please refer to Exhibit 99.1 to this Form 6-K for the full slate of matters approved at the annual general meeting.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-259200) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2022

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	2022 Annual General Meeting Results

Exhibit 99.1

At the 2022 Annual General Meeting of Shareholders (the “AGM”) held on September 1, 2022, the Company’s shareholders approved all of the agenda items as proposed by the Board of Directors in the Invitation to the Annual General Meeting as published on August 11, 2022.

The Company’s shareholders approved the following matters at the AGM:

Item 1 - Annual Report 2021/2022, Consolidated Financial Statements 2021/2022, Statutory Financial Statements 2021/22 and Compensation Report 2021/2022. The shareholders approved the Annual Report 2021/2022, Consolidated Financial Statements 2021/2022, Statutory Financial Statements 2021/22 and Compensation Report 2021/2022.

Item 2 - Appropriation of Available Earnings. The shareholders approved that CHF5,543,000 disposable profit be carried forward.

Item 3 - Discharge of the Board of Directors and of the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and Executive Committee from liability for the fiscal year 2021/2022.

Item 4 - Board elections. The shareholders approved:

4.1 Re-election of the following board members: Thomas Farley, Joseph Osnoss, Christian Lucas, Jacques Stern, Eric Strutz, Eric Meurice, Ulf Pagenkopf, Guoming Cheng and Thomas Klein.

4.2 Re-election of Thomas Farley as Chairman of the Board of Directors.

4.3 Election of Thomas Farley, Joseph Osnoss and Eric Strutz as members of the Nomination and Compensation Committee.

Item 5 - Approval of maximum Board Compensation and Executive Committee Compensation. The shareholders approved the aggregate maximum amount of compensation for the Board of Directors of CHF600,000 (excluding employer social security and pension contributions) for the term of office until the AGM 2023. In addition, the shareholders approved the aggregate maximum amount of compensation for the Executive Committee of CHF18.5million for the fiscal year 2023/2024 (excluding employer social security and pension contributions). In addition, the shareholders approved the increase of the total amount of compensation for the Executive Committee to a maximum of CHF18.5million for fiscal year 2022/23 (excluding employer social security and pension contributions).

Item 6 – Election of Independent Proxy. The shareholders approved the election of Adroit Attorneys-at-Law as Independent Proxy.

Item 7 – Election of Statutory Auditors. The shareholders approved the election of PricewaterhouseCoopers SA as statutory auditors.

Item 8 – Reduction of Share Capital by Cancellation of Series A Preferred Shares. The shareholders approved the reduction of share capital by the cancellation of 104,135 Series A Preferred Shares, by amending Article 3a of the Company’s Articles of Association.